UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SECUREALERT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Lars Windhorst

Sapinda Asia Limited

Rooms 803-4, 8th floor

Hang Seng Bank Building

200 Hennessy Road

Wanchai

Hong Kong

+852 2877 3700

A. Peter Harwich, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

212 610 6471

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109

1.	Name of Reporting Person SAPINDA ASIA LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,807,290

	8.	Shared Voting Power

	9.	Sole Dispositive Power 97,807,290

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,807,290

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Calculated based on the 618,509,470 Common Shares stated to be outstanding as of June 30, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 and adjusting for conversion.

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Common Shares”), of SecureAlert, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 150 West Civic Center Drive, Suite 100, Sandy, Utah 84070.

Item 2.	Identity and Background

Reporting Person: Sapinda Asia Limited, a private company with limited liability incorporated under the laws of the British Virgin Islands (the “Reporting Person”).

The place of organization of the Reporting Person is Hong Kong.  The principal business of the Reporting Person is the acquisition and divestiture of investments in private and public companies by way of equity, debt or convertible instruments.  The principal office of the Reporting Person is Hang Seng Wanchai Building, 200 Hennessy Road, Wanchai, Hong Kong.

The name, present principal occupation or employment and business address and citizenship of each director and executive officer of the Reporting Person are as set forth below.  The Reporting Person has no executive officers.

Name	Present Principal Occupation/Employment and Address	Citizenship

Directors

Mr. Lars Windhorst	Managing Director of Sapinda UK Ltd. BUSINESS ADDRESS: Sapinda UK Limited 23 Savile Row London W1S 2ET United Kingdom	Germany

Dr. Seok Ki Kim	Advisor to the Sapinda Group BUSINESS ADDRESS: Sapinda UK Limited 23 Savile Row London W1S 2ET United Kingdom	South Korea

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth in the table above (with the exception of Mr. Windhorst as explained below), has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.  In November 2010, Mr. Windhorst accepted a conviction of a criminal court in Berlin resulting in one year of probation because of allegations of breach of trust.  This conviction was the result of a plea bargain with the German prosecution authorities to avoid a lengthy and difficult proceeding.

Item 3.	Source and Amount of Funds or Other Consideration
The source of the funds used to acquire the Common Shares and securities convertible into or exercisable for Common Shares was the working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the Common Shares and securities convertible into or exercisable for Common Shares for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares and securities convertible into or exercisable for Common Shares at times, and in such manner, as it deems advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  Consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person’s increasing or decreasing its ownership of Common Shares and/or securities convertible into or exercisable for Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In particular, the Reporting Person currently believes the Issuer would benefit from a more sustainable capital structure and is in negotiations with the Issuer, Sapinda Holding B.V. (“Sapinda Holding”) and third-party investors regarding potential transactions to refinance the Issuer’s capital structure, which transactions may include the issuance to the Reporting Person and one or more third-party investors, including Sapinda Holding, of debt convertible into Common Shares, thus potentially increasing the Reporting Person’s, Sapinda Asia’s and/or other third-party investors’ equity ownership in the Issuer.  Recently the Reporting Person was involved in negotiations with the Issuer to invest up to an additional $16 million in the Issuer through a combination of loans and convertible debt.  Such negotiations are currently ongoing and may (or may not) result in an agreement with the Issuer.  The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or securities convertible into or exercisable for Common Shares or dispose of all the Common Shares and/or securities convertible into or exercisable for Common Shares in each case beneficially owned by it, in the public market or privately negotiated transactions.  The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

On July 26, 2012, the Reporting Person agreed pursuant to an Assignment of Rights to acquire from Sapinda UK Limited (“Sapinda UK”) Sapinda UK’s rights under a Share Purchase Agreement with the Issuer to acquire 31,140,625 Common Shares for $1,033,000.  Closing of the issuance and sale of Common Shares by the Issuer to the Reporting Person is pending.

Item 5.	Interest in Securities of the Issuer

On April 20, 2012, the Reporting Person invested $1,000,000 in the Issuer pursuant to a secured Convertible Debenture (the “Convertible Debenture”).  This investment is convertible into 33,333,333 Common Shares.

On August 31, 2012, the Reporting Person purchased a $500,000 interest in the Convertible Debenture from Laemi Real Estate, Inc. This investment is convertible into 16,666,666 Common Shares.

On September 24, 2012, the Reporting Person purchased a $500,000 interest in the Convertible Debenture from Sapinda Holding.  This investment is convertible into 16,666,666 Common Shares.  Sapinda Holding beneficially owns 2.9% of the Common Shares after this sale to the Reporting Person.

Upon the closing of the issuance and sale of Common Shares by the Issuer to the Reporting Person, discussed in Item 4 above, the Reporting Person will own an additional 31,140,625 Common Shares.  The Reporting Person will then beneficially own, on an as-converted basis, 97,807,290 Common Shares representing 14.3% of the Common Shares (based on the 618,509,470 Common Shares stated to be outstanding as of June 30, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 and adjusting for conversion).  The Reporting Person will have sole voting power and dispositive power over all 97,807,290 Common Shares.

Sapinda Holding is filing a separate Schedule 13D reporting beneficial ownership of Common Shares.  Sapinda Holding and the Reporting Person are not affiliated entities.  Sapinda Holding and the Reporting Person know each other well and have often co-invested and pursued similar interests with regard to their mutual investments.  Both entities regularly consult one another with regard to their mutual investment strategies.  The entities may (or may not) pursue a common investment strategy with regard to the Issuer.  Sapinda Holding and the Reporting Person do not acknowledge group status for purposes of Schedule 13(d) of the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 5, Sapinda Holding and the Reporting Person may (or may not) pursue a common investment strategy with regard to the Issuer.

As discussed in Item 5, on April 20, 2012, the Reporting Person invested $1,000,000 in the Issuer pursuant to the Convertible Debenture.  This investment is convertible into 33,333,333 Common Shares.  The Convertible Debenture was to expire on July 31, 2012, but pursuant to Amendment No. 1 to the Convertible Debenture the expiration was extended to August 31, 2012, and pursuant to Amendment No. 2 to the Convertible Debenture was further extended to October 15, 2012.  A copy of the Convertible Debenture is attached hereto as Exhibit 99.1, a copy of Amendment No. 1 is attached hereto as Exhibit 99.2 and a copy of Amendment No. 2 is attached hereto as Exhibit 99.3.

As discussed in Item 4, on July 26, 2012, the Reporting Person agreed pursuant to an Assignment of Rights to acquire from Sapinda UK its rights under a Share Purchase Agreement with the Issuer to acquire 31,140,625 Common Shares for $1,033,000.  Closing of the issuance and sale of Common Shares by the Issuer to the Reporting Person is pending.  A copy of the Notice of Assignment delivered to and acknowledged by the Issuer is attached hereto as Exhibit 99.4, and a copy of the Share Purchase Agreement is attached hereto as Exhibit 99.5.

As discussed in Item 5, on August 31, 2012, the Reporting Person purchased a $500,000 interest in the Convertible Debenture from Laemi Real Estate, Inc. (“Laemi”).  Laemi’s executed Convertible Debenture is attached hereto as Exhibit 99.6.  As with the Reporting Person’s original $1,000,000 investment in the Convertible Debenture, Amendments No. 1 and No. 2 to the Convertible Debenture, attached hereto as Exhibits 99.2 and 99.3 respectively, extended the maturity of Laemi’s interest in the Convertible Debenture to October 15, 2012.

As discussed in Item 5, on September 24, 2012, the Reporting Person purchased a $500,000 interest in the Convertible Debenture from Sapinda Holding.  Sapinda Holding’s executed Convertible Debenture is attached hereto as Exhibit 99.7.  As with the Reporting Person’s original $1,000,000 investment in the Convertible Debenture, Amendments No. 1 and No. 2 to the Convertible Debenture, attached hereto as Exhibits 99.2 and 99.3 respectively, extended the maturity of Sapinda Holding’s interest in the Convertible Debenture to October 15, 2012.

Item 7.	Material to be Filed as Exhibits

EXHIBIT 99.1	$1,000,000 Convertible Debenture convertible into 33,333,333 Common Shares
EXHIBIT 99.2	Amendment No. 1 to $1,000,000 Convertible Debenture
EXHIBIT 99.3	Amendment No. 2 to $1,000,000 Convertible Debenture
EXHIBIT 99.4	Notice of Assignment of the Share Purchase Agreement
EXHIBIT 99.5	Share Purchase Agreement between SecureAlert, Inc. and Sapinda UK Limited
EXHIBIT 99.6	$500,000 Convertible Debenture originally owned by Laemi Real Estate, Inc.
EXHIBIT 99.7	$500,000 Convertible Debenture originally owned by Sapinda Holding B.V.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
Name: Lars Windhorst
Title: Managing Director

EXHIBIT INDEX

EXHIBIT 99.1	$1,000,000 Convertible Debenture convertible into 33,333,333 Common Shares
EXHIBIT 99.2	Amendment No. 1 to $1,000,000 Convertible Debenture
EXHIBIT 99.3	Amendment No. 2 to $1,000,000 Convertible Debenture
EXHIBIT 99.4	Notice of Assignment of the Share Purchase Agreement
EXHIBIT 99.5	Share Purchase Agreement between SecureAlert, Inc. and Sapinda UK Limited
EXHIBIT 99.6	$500,000 Convertible Debenture originally owned by Laemi Real Estate, Inc.
EXHIBIT 99.7	$500,000 Convertible Debenture originally owned by Sapinda Holding B.V.